SC 13G

JAKK 13G 2014-12-31.txt

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

JAKKS PACIFIC INC
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

47012E106
(CUSIP Number)


DECEMBER 31, 2014
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)
[__] Rule 13d-1(c)
[__] Rule 13d-1(d)

________________________________
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Cusip: 47012E106

Item 1:	Geode Capital Managment, LLC
Item 2:	Check Appropriate box if member of a group:
   (a):
   (b):
Item 3:	SEC USE ONLY
Item 4:	Delaware
Item 5:	1,624,355
Item 6:	0
Item 7:	1,624,355
Item 8:	0
Item 9:	1,624,355
Item 10:0
Item 11:6.55%
Item 12:IA

Cusip: 47012E106

Item 1:	Geode Capital Holdings LLC
Item 2:	Check Appropriate box if member of a group:
   (a):
   (b):
Item 3:	SEC USE ONLY
Item 4:	Delaware
Item 5:	1,624,355
Item 6:	0
Item 7:	1,624,355
Item 8:	0
Item 9:	1,624,355
Item 10:0
Item 11:6.55%
Item 12:HC



Item 1(a):Name of Issuer

JAKKS PACIFIC INC (the "Issuer")

Item 1(b):Address of Issuer's Principal Executive Offices

22619 Pacific Coast HWY
Malibu, CA 90265

Item 2(a):Name of Person Filing

This statement is being filed by Geode Capital Management, LLC and Geode Capital Holdings LLC (collectively, the Reporting Persons).

Item 2(b):Address or Principal Business Office or, if None, Residence

One Post Office Square, 20th Floor
Boston, Massachusetts  02109

Item 2(c):Citizenship

Geode Capital Management, LLC:  Delaware
Geode Capital Holdings LLC:  Delaware

Item 2(d):Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e):CUSIP Number

47012E106

Item 3:This statement is filed pursuant to Rule 13d-1(b)

Geode Capital Management, LLC is an investment adviser in accordance with Rule 13d-1(b)(1(ii)(E); and

Geode Capital Holdings LLC is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).

(Note: See Exhibit A)

Item 4:Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 4(a):Amount Beneficially Owned

1,624,355 shares of Common Stock

Item 4(b):Percent of Class

6.55%

Item 4(c):Number of shares as to which such person has:

(i)    sole power to vote or to direct the vote:
       1,624,355

(ii)   shared power to vote or to direct the vote:
       0

(iii)  sole power to dispose or to direct the  disposition of:
       1,624,355

(iv)   shared power to dispose or to direct the disposition of:
       0

Item 5:Ownership of Five Percent or Less of a Class

Not applicable

Item 6:Ownership of More than Five Percent on Behalf of Another Person

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. No one persons interest in the common stock of Issuer relates to more than five percent of the total outstanding common stock.


Item 7:Identification and Classification of the Subsidiary Which
              Acquired the Security Being Reported on By the Parent Holding Company

See attached Exhibit A.

Item 8:Identification and Classification of Members of the Group

Not applicable.

Item 9:Notice of Dissolution of Group

Not applicable.

Item 10:Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 2015


GEODE CAPITAL MANAGMENT, LLC

/s/Jeffrey S. Miller
Signature

Jeffrey S. Miller
Chief Operating Officer, Geode Capital Managment, LLC


GEODE CAPITAL HOLDINGS LLC

/s/Jeffrey S. Miller
Signature

Jeffrey S. Miller
Chief Operating Officer, Geode Capital Holdings LLC


EXHIBIT A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Geode Capital Management, LLC 	IA
Geode Capital Management LP *	IA


*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.

Geode Capital Management, LLC a direct wholly-owned subsidiary of Geode Capital Holdings LLC and is an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940.

Geode Capital Management, LLC is the general partner of Geode Capital Management LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


Dated: February 11, 2015


GEODE CAPITAL MANAGMENT, LLC

/s/Jeffrey S. Miller
Signature

Jeffrey S. Miller
Chief Operating Officer, Geode Capital Managment, LLC


GEODE CAPITAL HOLDINGS LLC

/s/Jeffrey S. Miller
Signature

Jeffrey S. Miller
Chief Operating Officer, Geode Capital Holdings LLC